UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2008            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated August 5, 2008.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  ___

FORM 40-F _X_

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: August 6, 2008	By: /s/ Bob Hemmerling Bob Hemmerling, Corporate Secretary

Suite 700 – 1620 Dickson Ave.

Kelowna, B.C.

V1Y 9Y2

Phone: 800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com

          August 5, 2008

TSX SYMBOL:  STM

STRATHMORE CITES NO MATERIAL ADVERSE CHANGES TO ITS

BUSINESS PLAN TO ACCOUNT FOR SHARE PRICE DECLINE

Strathmore Minerals Corp (“Strathmore “or “the Company”) announces that the company has had no material adverse changes to its business plan to warrant the recent decline in its share price. Management remains very confident in its projects and the progress being made on a number of business initiatives, including those updated in recent news releases.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP. Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

“David Miller”

David Miller, CEO

For Investors Relations:

Craig Christy/Bob Hemmerling

1-800-647-3303

info@strathmoreminerals.com

www.strathmoreminerals.com